Filed by Fortis SA NV

    This communication is filed pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 under the Securities
                                                Exchange Act of 1934, as amended

                                            Subject Company: ABN AMRO Holding NV

                                               Commission File Number: 001-14624

                                                            Date: April 25, 2007

On May 14, 2007, Fortis, Santander and Royal Bank of Scotland issued the following press release:


14 May 2007 - Fortis, RBS and Santander Announcement

Following recent speculation, Fortis, RBS and Santander (collectively, the "Banks") wish to clarify certain aspects of the Acquisition Proposal for LaSalle submitted by the Banks to ABN AMRO on 5 May 2007. The Banks are disclosing a number of private documents following close consultation with the Autoriteit Financiele Markten ("AFM").

o The price proposed for LaSalle was $24.5 billion. The Acquisition Proposal for LaSalle was conditional, inter alia, on an offer for ABN AMRO by the Banks being completed.

o As already announced, the Banks committed to making their offer for ABN AMRO if the Banks' Acquisition Proposal for LaSalle was accepted by ABN AMRO and not matched by Bank of America. The offer would have been consistent with the terms announced on 25 April 2007.

o Under the terms of the sale contract between ABN AMRO and Bank of America the deadline for an Acquisition Proposal for LaSalle to be agreed by ABN AMRO was "11.59 p.m., New York time" on 6 May. On 6 May, ABN AMRO rejected the Banks' Acquisition Proposal for LaSalle and the deadline passed.

The documents relating to the Banks' Acquisition Proposal for LaSalle and the accompanying memorandum on the Banks' offer for ABN AMRO are available on the Banks' websites, together with related formal correspondence from 1 May and 3 May 2007. Issues addressed in the memorandum included execution, financing, regulatory approvals and the division of assets among the Banks. The memorandum was, however, put forward in the context of obtaining agreement on the acquisition of LaSalle and a recommendation from the Boards of ABN AMRO for an offer by the Banks for the ABN AMRO Group as a whole.

The Banks' proposals for the acquisition of ABN AMRO as detailed on 25 April 2007 are still under consideration by the Banks and are pre-conditional, inter alia, on LaSalle remaining in the ABN AMRO group.

Under the timetable set by Dutch public offer rules, the Banks will make a further statement regarding their position on or before 27 May 2007.


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Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the potential transaction involving ABN AMRO, the Banks expect to file with the U.S. Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4, which will constitute a prospectus, as well as a Tender Offer Statement on Schedule TO and other relevant materials. In addition, the Banks expect ABN AMRO to file with the SEC a Solicitation / Recommendation Statement on Schedule 14D-9 and other relevant materials. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such documents without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from each Bank, without charge, once they are filed with the SEC.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.


Forward-Looking Statements


This announcement includes certain "forward-looking statements". These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, satisfaction of any pre-conditions or conditions to the potential transaction, including receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the potential transaction (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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Fortis N.V., Archimedeslaan 6, 3584 BA Utrecht, Netherlands; Fortis S.A./N.V.,
Rue Royale 20, 1000 Brussels, Belgium

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551

Banco Santander Central Hispano, S.A., Ciudad Grupo Santander, Avenida de Cantabria, s/n, 28660 Boadilla del Monte, Madrid, Spain